Immortal Studios

Technology Entertainment Games Franchises Media

Creating the next Marvel with a martial arts fantasy universe of comics and more

IMMORTAL-STUDIOS.COM LOS ANGELES CALIFORNIA



The Martial Arts Fantasy genre (Wuxia) has been around for thousands of years, yet it does not have a dedicated global home. We are here to change that - with a vision to modernize and elevate it - ultimate, to Awaken the Hero in Everyone.

Peter Shiao Founder & CEO @ Immortal Studios

Why you may want to support us...

1. Building a martial arts fantasy universe to become the next Marvel
2. Exclusive rights to the 60+ IP library of top Wuxia creator Shiao Yi with 30+ films/tv produced
3. Hollywood is hungry for genre IP based offerings with comparable deals with 9-10 digit exits
4. Founding team includes veterans from Marvel, DC, Shaolin Temple and Hollywood studios
5. Proved out comic-first engagement model for safe, cost-effective, and exponential value creation
6. Funded first comic book in 3 hours on Kickstarter with proven product-market fit
7. Focused on large global market that includes US and China

Why investors ♥ us

WE'VE RAISED $101,789 SINCE OUR FOUNDING



I'm a giant nerd. I love movies, sci fi, fantasy, comic books, anime, video games, and martial arts. So of course I'd be attracted to a company like Immortal Studios, which is bringing the wuxia (martial heroes) genre to comic books and beyond.

They launched their first Kickstarter campaign on June 15th 2020 to raise money for their first title, "The Adept". They ended up raising $35,165 from 1,205 backers, more than three times their $10,000 goal. The comic has already been completed and will be shipping to backers soon. I read a digital copy and thought it was well done; the art was good and it left me curious to see what happens next.

Additionally, Immortal Studios owns the exclusive

... read more

Patrick Lee Co-Founder & Founding CEO @ Rotten Tomatoes

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



Peter is a visionary innovator, who is able to bridge the gap between the American market and Chinese medieval stories that need to be told. He is on a quest to change the world. All of us should pay attention and support him.

Victor Hwang



Peter is a leader embodying a unique combination of vision and sheer grit, traits which are essential to thriving in the entertainment industry. The IP he holds exclusive media rights to has a huge following in Asia, North America, and Europe among Wuxia fans which will help propel the company to success. He is also an experienced producer with two-plus decades in the industry.

Kim R. Holland

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Peter Shiao

Founder & CEO

Peter is a leader in East-West media and produced the first Hollywood China film, founded the first East-West content fund, chaired the US-China Film Summit, and orchestrated California-China trade at scale. He also represented the Shaolin brand.

in



Carl Potts

Storyverse and editorial advisor

Carl is a leader in the comic world, and was a former editor in Chief of Marvel Entertainment who oversaw multiple divisions, top franchises, and IP creation, and was also known as a discoverer and nurturer of talent.

in



Lee Huang

Head of Product

Lee has held senior positions at NBC Universal, Barnes&Noble, Nielsen Business Media and Hachette Book Group, where he led digital strategy and technology, designed award-winning websites and digital products, and managed innovation programs.



Emma Chibulu

Director of Content

Emma is a cross-border content executive. She's had coverage in every part of the content development-financing-production-distribution process across multiple mediums including film, docs, ads, short-form content and live festivals & exhibitions.



Robert Powers

Director of Strategy

Robert comes from the studios, holding strategy and biz development roles. He ran technology strategy for the Fox Innovation Lab working on MR/5G projects. He is also a producer on the upcoming Jackie Chan-John Cena movie, Project Ex-traction.

in



Elisabeth Zarate

Production Manager

Elisabeth joins Immortal from DC Comics where she oversaw digital production, and was also a veteran of Warner Bros. Consumer Products where she was active in the development of merchandising for the studio.

in



Natalie Mar

Digital Marketing Manager

Before Immortal, Natalie was the founder at Ke'Ala Bikinis and helped build her company's digital and social outreach programs from scratch, and is responsible for Immortal's social media, and digital marketing programs.

in



Andrew Papageorge

Innovation Leader

Andrew is a master system innovator who has worked with American Express, the US Air Force, Exxon-Mobil, and others across industries to systematize innovations. He has brought his core GoInnovate system to Immortal awaken heroes.

in



Matt Slade

Graphic Designer

Matt is a multi-faceted award-winning creative designer, whose aesthetic inspiration draws from a broad palette of both Western and East Asian culture. He has worked with multiple music artists on release campaigns, European tours and music videos



Robert Wu
Senior Financial Advisor
Robert has over 30 years of finance experience including investment banking, private equity, and CFO positions. He's worked at Chase, UBS, and Oppenheimer and has been CFO of a number of media start-ups including Orb Media Group, Inc.



Jack Gao
International Advisor
Jack is a Founding Partner and CEO of Smart Cinema. Jack was CEO of International investments for Wanda and Interim CEO for Legendary. He has held senior level executive roles at the world's largest media companies including NewsCorp and Microsoft.



Rick Porras
Transmedia Advisor
Rick is an EP, Producer and new media story consultant who co-produced The Lord of the Rings Trilogy.



Stu Levy
Publishing Advisor
Stu is the Founder and CEO of TokyoPop, the vanguard content company that established the market for Japanese manga in North America.
in

In the news

Fanbase Press - Fanbase Press Interviews Peter Shiao on Launching the Kickstarter Campaign for Immortal Studios' 'The Adept'

The following is an interview with Peter Shiao regarding the launch of Immortal Studios' Kickstarter campaign for the new comic, . In this interview, Fanbase Press Editor-in-Chief Barbra Dillon chats with Shiao
September 14, 2020 @ fanbasepress.com

This Asian American Female Superhero Comic Wants to be the Marvel of Kung Fu

The Adept is a stunning and heartfelt ode to kung fu lore. Starring Amy, a young Chinese-American who runs away from an abusive home, it promises Shaolin mythology, classic comic book action, and a modern
June 30, 2020 @ radiichina.com

New 'Wuxia' Studio Unveils Their First Kung-Fu Comic Series Led By a Chinese American Heroine

A new entertainment studio that focuses on authentic martial arts culture has unveiled their first comic book series: "The Adept". "The Adept" is an original story from entrepreneur, producer and activist
June 15, 2020 @ nextshark.com

Downloads

- Immortal - Deck - Short A.pdf
- IMMORTAL Advisors List.pdf

JOIN US & AWAKEN YOUR HERO


AWAKEN YOUR HERO

We are an original content studio dedicated to creating stories in the martial arts fantasy genre, or Wuxia. Wuxia is a timeless genre that has been a pillar of Eastern culture and has influenced some of Hollywood's most enduring stories - from Star Wars to the Matrix.

Yet, there is *not one* studio solely focused on Wuxia.

We are here to change that.



The Immortal Story

Reading Wuxia novels was my favorite past time growing up. In that ancient and mystical world of martial heroes' journeys, I discovered a reality that inspired and thrilled me. Even now, many years later, those feelings are still with me – in fact, they've only grown stronger with the passage of time.



Wuxia novelist Shiao Yi

My father Shiao Yi was one of the major creators of this genre. He wrote over 60+ Wuxia novels, becoming one of the most prominent and beloved novelists across the globe. His knowledge and passion for this world, and the ideas underlying it all, was his gift to me, part of my DNA.


The core message of Wuxia,
to become heroes,
has never been more important.

As an adult, I would also venture into many aspects of that tradition from working with the Shaolin Temple, to becoming a practitioner of the timeless ways myself. So for me, there is an element of speaking from inside the world. This confluence of experiences ultimately led me to throw my own hat into the ring as both a founder and creator.



There is a legacy here that we are continuing. The core message of Wuxia -- to become heroes -- has never been more important.

> *We created our own playbook by drawing from the best of Hollywood, Silicon Valley and Exponential Organizations.*

Writing Our Own Playbook

Drawing from the best of Hollywood, Silicon Valley and Exponential organizations, we wrote our own playbook in the following way:

1 — We acquired exclusive rights to my father's entire library of 60+ previously published IP as a foundational element of our interconnected storyverse of stories and characters, giving us a lifetime of content and a connection to an authentic legacy.

2 — We assembled a diverse and world-class team that understood everything from IP development, technology, product, marketing, authentic martial arts and innovation systems, and a group of advisors with a depth and breadth of experience to complete our visioning.

3 — We created a cost-effective and powerful way of iterating content on scale visually and storywise through comics as MVP -- all in concert with fans, in real-time -- as our ever-going, ever-adapting, ever iterating engine. That engine then feeds the mature titles into other premium content outlets such as tv, film, game and immersive media.

Then We Launched Our First Title


THE ADEPT

Our first title, THE ADEPT, just released in October is a story of homecoming and redemption about Amy, a young Chinese-American woman with a broken past who is visited in her dreams by a monk who trains her in the ways of original Shaolin Kung Fu.



THE ADEPT was funded through Kickstarter in July, a campaign that exceeded our expectations and established a blueprint for cultivating and activating fanbases at every step of our journey.



Having this project funded in three hours, and ultimately reaching 350% of goal, proved that our cost-effective way to create content works, that there is a genuine and thoughtful community out there ready to connect with us, and that this is only the beginning.

Our successful product launch established a blueprint for cultivating and activating fanbases...

This Is Where You Come In

Having been in stealth mode up until this time, we are now comfortable with the foundation that we have methodically laid. Up until now we have invested in our own costs, overcoming many of the early problems and issues on our own dime. With that now completed, we are now inviting you join us on this journey. Thank you for caring enough to read this. Let's work together to use this genre to awaken the hero in everyone!

Love and Respect,

Peter Shiao, Founder/CEO

Why Crowdfunding?

Immortal follows a principle of radical fan engagement. It is a commitment to keeping our fans and community at the center of everything we do. It is one of the reasons we announce our projects through Kickstarter - we want their say into the projects, characters, and story threads they want to see develop.



Applying that same mentality to a company raise is another way to put that concept into practice - and even more so as our backers will own a piece of our future.

Where Will Your Money Go & The Future

The funds will go to adding some scale to the successful formula we've developed. Some of it will go to the creation of new content. Creating comic books, even those funded through Kickstarter, rely upon some initial funding to get pages written and drawn. We have a huge library of original IP and therefore will be ambitious with sharing these stories and building our universe. Specifically, our goal is to launch 10 titles in these next two years - all with multiple-issue arcs.


IMMORTAL
SWORDSMEN
FA SHENG
ORIGINS
ASSASSIN G

We will use the funds to also support our Immortal Squad initiatives. Immortal Squad is our social-media directed influencer initiative that will be designed to produce its own universe of original content. It's main medium will be short video thereby extending our reach to one of the most compelling content areas of the moment.

We will also further develop our philanthropic arm and have some exciting initiatives there that we think will bring about positive action.

All of this takes good people, so certainly some of the funds will be used to grow our team, including writers and artists, where needed.

All of this sets a foundation for a transformational growth platform.

All of this sets a foundation for a transformational growth platform. We want to position the company to expand to other mediums like film and television in proper time. We believe we have an entire universe of content that will one day be one of the premiere storyverses out there.



My father and I

Investor Q&A

— COLLAPSE ALL

What does your company do?

We are creating an interconnected universe of Wuxia characters and stories based on one of the most popular Chinese libraries through comics. When we have a sizeable community, the IP is turned into films, tv, games and merchandising. Like the next Marvel.

Where will your company be in 5 years?

In 5 years we are the global home for Wuxia (Martial-hero-fantasy) entertainment and known for taking an authentic and modern version of the genre to the mainstream through an innovative all media approach. We hope to have an active comics first hub with over 50 titles published and a robust subscription-based business there, and to have successfully delivered multiple episodics, films, and immersive content that is now driving us into lifestyle and other related verticals.

Why did you choose this idea?

The Martial Arts Fantasy genre (Wuxia) has been around for thousands of years, yet it does not have a dedicated global home. We are here to change that - with a vision to modernize and elevate it - ultimate, to Awaken the Hero in Everyone.

How far along are you? What's your biggest obstacle?

We have worked out many of the initial startup kinks, brought together a very strong team and have completed our first comic book with strong traction. Our next challenge is to bring to scale what we have learned and accomplished.

Who competes with you? What do you understand that they don't?

We are competing for the attention of media consumers with all the other choices out there in the marketplace, and specifically with a few other Asian studios who are also in the Wuxia genre, albeit sporadically.

What are major differentiators, however, is that we are taking a very focused approach on our "lane," and not trying to make everyone happy. We also understand that people are looking for their stories to be reflective of their values and hopes, and to be spiritually fed by their content, but not preached at. Ultimately, we understand that we are building a brand rather than disparate stories.

How will you make money?

A freemium subscription model, direct sales of content/merchandising. IP licensing and production revenue/profit participation from traditional media.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The content industry is highly competitive and very crowded. The biggest risk is that we fail to galvanize enough customers to support our undertaking. The reason might be financial in terms of insufficient resources to reach strong product-market fit and aesthetic if our stories do not catch on with enough audiences. In order for us to succeed, we will need to coalesce a strong community of fans and utilize their advocacy to reach a broader audience.

Why do you believe Immortal will succeed?

Because Wuxia is a proven genre with a massive fanbase that does not yet have a home. Our combination of a proven library, a cost effective and smart comics as MVP model, and a seasoned team means that we have all the critical success factors handled. Finally, because this is not a "play," but an extension of a deep purpose and mission, we will do whatever it takes to make this successful.

What exactly is Wuxia?

It might sound unfamiliar, but Wuxia has influenced contemporary pop culture's most impactful stories from Crouching Tiger to The Matrix to Star Wars.

Wǔxia, which literally means martial hero in Chinese, is the name given to the thousand year old literary tradition that encompasses Chinese martial arts, philosophy, virtue, history, romance, poetry and legends.

In recent time, the cultural and literary tradition spawned the cinematic genre which most people know it by. Wuxia is a fantasy genre of romanticism and poeticism from the East. It is the realm of the outsider, the wandering hero, who is compelled by circumstance to stand against injustice and champion the common person.

While stylized and fantastic feats in unique Kung Fu combat is a major component of this genre, as symbolized by the word Wu (martial), it is grounded by the word Xia (knight errant-hero) which speaks to the aspiration of the genre toward virtue and compassion exemplified by those who live by this tradition.

Why are you valuing the company with a maximum of $18 million in this SAFE round?

We are starting the company with one the top libraries in our genre globally, and for all rights (where more than 30 films/tv have been made). This means we don't have to spend more money acquiring or competing for content, ever. In an IP hungry environment such as today this is a formidable asset and creates significant barriers of entry. For this reason, the defunct Valiant comic library sold in excess of $200 million recently and Hollywood is shelling massive payouts for IP. We capped the valuation at $18 million to give our Wefunder partners some protection, to not get hung up on valuations so that we can get to work on making this a huge success.